05038994

SECUR[illegible] ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street
(No. and Street)

Newark (City) NJ (State) 01702-3777 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernard Russo (973) 367-3086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 202 SECTION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA M. GONZALEZ-DIAZ
NOTARY PUBLIC OF NEW JERSEY
I.D. #2167622
EXPIRES 4/26/2005

Notary Public

Signature

Chief Financial Officer and Comptroller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC

Statement of Financial Condition
As of December 31, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH., D.C. 202

SEC. I. D. No. 8-16402
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
And Member of
Pruco Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities, LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2005

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2004
(Dollars in Thousands)

Assets

Cash and cash equivalents	$	21,808
Cash segregated		79
Receivables from brokers and dealers		3,625
Due from affiliates		14,780
Prepaid expenses and other assets		1,384
Securities owned, at market value		39
Total Assets	$	41,715

Liabilities and Member's Equity

Liabilities:		
Due to affiliates	$	22,357
Current federal income taxes payable to Parent		3,241
Accounts payable, accrued expenses and other liabilities		1,175
Securities sold, not yet purchased, at market value		50
Payables to brokers and dealers		3
Total Liabilities		26,826
Commitments and contingent liabilities (Note 6)		
Member's Equity		14,889
Total Liabilities and Member's Equity	$	41,715

See notes to statement of financial condition.

1. Organization and Nature of Business

Effective January 1, 2004, Pruco Securities, LLC (the "Company") converted from a C corporation to a limited liability company ("LLC"). Under New Jersey state law, the conversion was accomplished by merging the corporation into a newly formed LLC. The Company is a wholly-owned subsidiary of The Prudential Insurance Company of America which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS planners provide financial planning services to clients.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. During 2003, Prudential completed the combination of its retail securities brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Prudential Financial Advisors, LLC. The joint venture conducts its operations through Wachovia Securities, LLC ("Wachovia"). The Company introduces and clears its general securities trading activity on a fully disclosed basis and through December 3, 2004, this activity was cleared through Wachovia. Effective December 4, 2004, the Company entered into a new agreement (the "clearing agreement") for clearing, execution and other services with an affiliate of Wachovia, First Clearing, LLC ("First Clearing"), also on a fully disclosed basis.

As more fully described in note 4, the Company has various agreements with Prudential companies, Wachovia and First Clearing relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment, clearing and settlement services and custodial services. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Dollars in Thousands)

Prudential issues stock-based compensation including stock options, restricted stock, restricted stock units and performance shares. The Company accounts for employee stock awards in accordance with the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended, prospectively for all new awards granted to employees on or after January 1, 2003. Accordingly, the Statement of Financial Condition at December 31, 2004, includes a reduction in equity of $17 for deferred compensation.

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value. The Company also maintains a special reserve account at a commercial bank for the benefit of its customers. Cash of $79 has been segregated in this account in accordance with an NASD Notice to Members relating to mutual fund breakpoint overcharges.

Securities owned, and securities sold, not yet purchased, consist of inventory positions held in the Company's order error account, which are recorded at trade date and carried at market value based on quoted market prices.

3. Income Taxes

In accordance with federal and applicable state law, the Company is treated as a branch of its single member owner, The Prudential Insurance Company of America, (the "parent"). The parent is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a LLC, the Company is no longer subject to state income taxes.

Pursuant to the tax allocation agreement, federal and state and local income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1996. The Service has begun its examination of 1997 through 2001. Management believes that close of the audit will not result in material financial statement adjustments for the Company.

4. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products and 529 education savings plans distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund or 529 education savings plan being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

(Dollars in Thousands)

The Company has arrangements with Prudential companies whereby the Company receives commission income for the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services. The costs of these services are charged to the Company pursuant to service agreements with Prudential companies.

Pursuant to an interim service agreement between Prudential and Wachovia Prudential Financial Advisors, LLC, the Company received various services from Wachovia including trade execution, clearing and settlement services, the use of systems and equipment, programmer and analyst services and mail operation services. The costs of these services were charged to the Company pursuant to the terms of the agreement. This interim service agreement was terminated effective December 4, 2004, upon which date the Company entered into a clearing agreement with First Clearing. Pursuant to the terms of the clearing agreement, First Clearing is required to pay to the Company commissions and other amounts due, after deduction for all clearing and other charges, costs and expenses due to First Clearing.

At December 31, 2004, the receivables from brokers and dealers and the due from and due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $21,808 includes $21,783 which represents 21,783,010 shares of a Prudential money market mutual fund distributed by PIMS.

5. Concentrations of Credit Risk

As discussed in note 1, effective through December 3, 2004, the Company cleared its securities transactions through Wachovia on a fully disclosed basis. Effective December 4, 2004, the Company clears its securities transactions through First Clearing, also on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Wachovia and the Company and First Clearing, both Wachovia and First Clearing have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liability with regard to the right. During 2004, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Dollars in Thousands)

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $10,855 which was $9,070 in excess of its required net capital of $1,785. The Company's ratio of aggregate indebtedness to net capital was 2.47 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.